BOYD CRU WINES, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2023

ASSETS

CURRENT ASSETS	
Cash	$ 2,071
TOTAL CURRENT ASSETS	2,071
OTHER CURRENT ASSETS	
Inventory	9,040
Equipment	5,075
Accumulated Depreciation	(949)
TOTAL FIXED ASSETS	4,126
TOTAL OTHER CURRENT ASSETS	13,166
TOTAL ASSETS	$ 15,237

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES	
Sales Tax Payable	$ 782
Credit Card Payable	2,521
Current Loan Payable	4,606
TOTAL CURRENT LIABILITIES	7,909
OTHER LIABILITIES	
Long-Term Loan Payable	14,653
TOTAL OTHER LIABILITIES	14,653
TOTAL LIABILITIES	22,562
MEMBER'S EQUITY	
Member's Equity	2,739
Net Income	(10,064)
TOTAL MEMBER'S EQUITY	(7,325)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 15,237

BOYD CRU WINES, LLC
INCOME STATEMENT
FOR THE PERIOD ENDING DECEMBER 31, 2023

REVENUE	
Sales	$ 75,876
TOTAL REVENUE	75,876
COST OF SALES	
Shipping Expense	2,760
Supplies and Materials	57,603
Transportation and Storage	1,330
TOTAL COST OF SALES	61,692
GROSS PROFIT	14,184
OPERATING EXPENSES	
Advertising and Marketing	7,222
Bank Fees	35
Business Insurance	100
Business License	310
Charitable Contribution	70
Contract Labor	471
Credit Card Processing Fees	2,722
Depreciation Expense	949
Interest Paid	198
Meals and Entertainment	789
Membership and Subscriptions	271
Office Expenses	501
Office Supplies	4,391
Professional Services	4,528
Travel	1,374
Vehicle Expenses	317
TOTAL OPERATING EXPENSES	24,247
TOTAL NET (LOSS)	$ (10,064)